CONSULTING AGREEMENT

          This Consulting Agreement is effective made as of June 21, 2005 by and between Response Biomedical (the “Company”) and #727381 BC Ltd. (the “Consultant”) a company wholly owned by Ross MacLachlan. Effective the date of this agreement, this Consulting Agreement replaces the Consulting Agreement dated May 2, 2005 between the Company and Ross MacLachlan which is considered terminated.

1.

Engagement - The Company hereby agrees to engage the services of the Consultant and the Consultant hereby accepts such engagement by the Company to perform consulting services for the Company on the terms contained herein.

2.

Duties – The Consultant shall, at the request of the Company, render management consultations and strategic advise with respect to the development of the Company’s business model, the execution thereof and matters relating to corporate finance and business development. The Consultant will also make himself generally available to address other business matters as may be requested by officers of the Company from time to time.

3.	Performance – The Consultant agrees not to render any services during the term of this Agreement to any company or person engaged in a business, which is competitive to the Company.

4.

Terms and Termination - This Agreement shall commence on June 21, 2005 for a duration of no less than six months and thereafter shall automatically be renewed on a monthly basis, provided, however, that after six months either party may terminate this agreement upon 30 days written notice delivered to the other party, which termination may be with or without cause and for any reason whatsoever.

5.

Compensation –The Consultant shall be compensated at a daily rate of $1,500 per day, such that in any given month the daily consulting fees will not exceed $4,500 unless authorized by the Company. The Consultant shall accrue his time in portions of one quarter days and invoice the Company against a monthly retainer of $4,500. The Company shall reimburse the Consultant for all reasonable and properly documented expenses related to this engagement. Apart from pre approved travel arrangements, any expenses in excess of $500 are to be approved in writing in advance by an officer of the Company. All compensation payments (including retainers) shall include provision for GST.

The option agreement dated May 2, 2005 granting Ross MacLachlan, the owner of the Consultant, 200,000 options at $0.75 remains in effect as part of the compensation for the Consultant’s services.

6.

Confidentiality – The Consultant shall keep in confidence and shall not disclose or make available to third parties or make any use of any information or documents relating to his/her services under this Agreement or to the product, methods of manufacture, trade secrets, processes, business or affairs of the Company (other than information in the public domain through no fault of the Consultant), except with the prior written consent of the Company or to the extent necessary in performing tasks assigned to the Consultant by the Company. Upon termination of this Agreement, the Consultant will return to the Company all documents and other materials related to the services provided hereunder or furnished to the Consultant by the Company. The Consultant’s obligations under this Section 6 shall survive termination of this Agreement.

7.	Invention and Discoveries

(a)

The Consultant shall promptly disclose and hereby transfers and assigns to the Company all right, title and interest to all techniques, methods, processes, formulae, improvements, inventions and discoveries made or conceived or reduced to practice by the Consultant, solely or jointly with others, in the course of providing services hereunder or with the use of materials or facilities of the Company during the period of this Agreement or which relate to the Company’s business or its actual or demonstrably anticipated research or development (except as otherwise provided below). When requested by the Company, the Consultant will make available to the Company all notes, drawings, data and other information relating to the above. The Consultant will promptly sign any documents (including U.S. and foreign patent assignments) requested by the Company related to the above assignment of rights and inventions and will cooperate with the Company at the Company’s request and expense in preparation and prosecution of any U.S. or foreign patent applications related to such rights and inventions. The obligations under this Section 7 shall survive termination of this Agreement during the period of prosecution of any patent relating to the Project including any reissue, reexamination, continuation, continuation-in-part and foreign patents. This Agreement does not apply to inventions which were made prior to the date of this Agreement.

(b)

Any invention, discovery or improvement made or conceived by the Consultant which was developed entirely on the Consultant’s own time, which does not relate to the Project, the business, research or development of the Company or which does not result from any work performed by the Consultant for the Company, and which does not involve equipment, supplies, trade secrete information or the use of the facilities of the Company shall not be subject to this Agreement.

8.

Independent Contractor – The Consultant’s relationship with the Company shall be that of an independent contractor and not that of an employee. The Consultant will not be eligible for any employee benefits, nor will the Company make any deductions from the Consultant’s fees for taxes, which shall be the Consultant’s responsibility. The Consultant shall have no authority to enter into contracts that bind the Company or create obligations on the part of the Company without the express prior authorization of the Company.

9.

Effect of Waiver – The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision or any subsequent breach of the same provision thereof.

10.

Indemnification – Company agrees to indemnify, defend and hold harmless Consultant from and against any loss, damage, expense and liability that Company may incur as a result of matters referenced in Sections 1, 2, and 3.

11.

Severability – If any portion of this Agreement is held, by a court of competent jurisdiction, to conflict with any Federal, state or local law, such portion or portions of this Agreement are hereby declared to be of no force and effect in such jurisdiction and this Agreement shall otherwise remain in full force and effect and be construed as if such portion had not been included herein.

12.	Miscellaneous

	(a)	Section headings are employed in this Agreement for reference purposes only and shall not affect the interpretation or meaning of this Agreement.

	(b)	This Agreement shall be governed by and construed in accordance with the internal laws of British Columbia.

	(c)	This Agreement may be signed in counterparts, each of which shall be an original and both of which shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

Response Biomedical Corp.

/s/ William Radvak
William Radvak

#727381 BC Ltd.

/s/ Ross MacLachlan
Ross MacLachlan